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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                            CPI Aerostructures, Inc.
                            ------------------------
                                (Name of Issuer)

                         Common Shares. $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  125919 10 0
                                  -----------
                                 (CUSIP Number)


                         -----------------------------







                                Page 1 of 5 pages



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                                  SCHEDULE 13G

CUSIP No.  125919 10 0                                             Page 2 of 5
------------------------------------------------------------------------------
1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Arthur August
-------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3)     SEC USE ONLY

-------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

-------------------------------------------------------------------------------
                   5)   SOLE VOTING POWER
                                 1,060,000 Common Shares
                   ------------------------------------------------------------
NUMBER             6)   SHARED VOTING POWER
OF SHARES                        None
BENEFICIALLY       ------------------------------------------------------------
OWNED BY           7)   SOLE DISPOSITIVE POWER
EACH                             1,060,000 Common Shares
REPORTING          ------------------------------------------------------------
PERSON WITH        8)  SHARED DISPOSITIVE POWER
                                None

-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,060,000 (See item 4).

-------------------------------------------------------------------------------
10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES                                                               [ ]

-------------------------------------------------------------------------------
11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        17.7%

-------------------------------------------------------------------------------
13)  TYPE OF REPORTING PERSON
        IN

-------------------------------------------------------------------------------

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                                                                    Page 3 of 5

Item  1(a).      Name of Issuer:
                 ---------------

                 CPI Aerostructures, Inc.

Item  1(b).      Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 200A Executive Drive
                 Edgewood, New York 11717

Item  2(a).      Name of Person Filing:
                 ----------------------

                 Arthur August

Item  2(b).      Address of Principal Business Office or, if None, Residence:
                 ------------------------------------------------------------

                 200A Executive Drive
                 Edgewood, New York 11717

Item  2(c).      Citizenship:
                 ------------

                 USA.

Item  2(d).      Title of Class of Securities:
                 -----------------------------

                 Common Shares, par value $.001 per share (the "Shares").

Item  2(e).              CUSIP Number: 125919  10  0
                         ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                 ---------------------------------------------------------

                 Inapplicable.

Item 4.          Ownership:
                 ----------

                 (a) 1,060,000 Shares including 100,000 Shares issuable upon the exercise of currently exercisable options.

                 (b) This figure represents 17.7% of the outstanding Shares of the Issuer.

                 (c) Number of Shares as to which such person has:



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                                                                   Page 4 of 5


                    (i) Sole power to vote or to direct the vote: 960,000 Shares and 100,000 Shares issuable upon the exercise of currently exercisable options held by reporting person.

                    (ii)  Shared power to vote or to direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of
                          960,000 Shares and 100,000 Shares issuable upon the exercise of currently exercisable options held by reporting person.

                    (iv) Shared power to dispose or to direct the disposition of: None

Item 5.          Ownership of Five Percent or Less of a Class:
                 ---------------------------------------------

                 Inapplicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person:
                 --------------------------------------------------------

                 Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                 Company:
                 --------------------------------------------------------------

                 Inapplicable.

Item 8.          Identification and Classification of Members of the Group:
                 ----------------------------------------------------------

                 Inapplicable.

Item 9.          Notice of Dissolution of Group:
                 -------------------------------

                 Inapplicable.

Item 10.         Certification:
                 --------------

                 Inapplicable.


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                                                                    Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1997


                                                /s/  Arthur August
                                                -------------------------------
                                                Arthur August
                                                Chairman of the Board,
                                                Chief Executive Officer
                                                and President